EXHIBIT 99.2
SEQUANS COMMUNICATIONS

Société anonyme (public limited company) au capital de (with a share capital of) 2.514.089,22 euros
Siège social : Les Portes de la Défense, 15-55 boulevard Charles de Gaulle - 92700 COLOMBES
RCS Nanterre 450 249 677

Partner Warrants Issuance Agreement 2025

______________________

(1) SEQUANS COMMUNICATIONS

(2) THE HOLDERS OF PARTNER WARRANTS 2025

Summary

PREAMBLE : PRESENTATION OF THE ISSUANCE AGREEMENT

Title 1. SUBSCRIPTION AND FEATURES OF Partner Warrants 2025

Article 1. Holders of Partner Warrants 2025
Article 2. Grant and subscription of Partner Warrants 2025
Article 3. Features and period of validity of Partner Warrants 2025 – Vesting period -- Conditions of exercise
Article 4. Cessation of Holder's contractual relationship with Sequans Communications or one of its subsidiaries
Article 5. Setting of the Exercise Price for shares covered by the Partner Warrants 2025

Title 2. RIGHT OF EXERCISE – SUSPENSION – FORMALITIES – SHARES SUBSCRIBED

Article 6. Suspension of the rights to exercise the Partner Warrants 2025
Article 7. Conditions of exercise of Partner Warrants 2025
Article 8. Delivery and form of shares
Article 9. Rights and availability of shares

Title 3. REPRESENTATION OF HOLDERS - Protection – AMENDMENT OF THE ISSUANCE AGREEMENT

Article 10. Representation of Holders
Article 11. Protection of Holders – Rights of the Company
Article 12. Binding effect – Term – Jurisdiction

WHEREAS

In order to reward its business partners (consultants, advisers...) (hereinafter the "Beneficiaries"), Sequans Communications wishes to set up a system enabling them to share in its growth.

This Partner Warrants 2025 plan is a mechanism by which Sequans Communications offers the Beneficiaries the possibility of subscribing for warrants (hereafter referred to as "Partner Warrants 2025") at a set price; the exercise of each Partner Warrant 2025 allows the purchase of a new ordinary share during a certain period, at a price set on the date the Partner Warrants 2025 are issued, and that remains fixed during the entire period. In this way, the Beneficiaries participate in Sequans’ performance through the changes in share value, even before they become shareholders by exercising the Partner Warrants 2025 to purchase shares. This mechanism is governed, in particular, by the provisions set forth under article L.228-91 of the French Commercial Code.

In a decision taken on 30 June 2025, a combined general shareholders' meeting voted in favour of the principle of issuing Partner Warrants 2025, with a unitary warrant subscription price of 0.00001 Euro, which could give rise to the issuance of a maximum of 12,000,000 new ordinary shares with a unitary par value of EUR 0.01.

This combined general shareholders' meeting has defined the conditions of setting of the exercise price for the ordinary shares which would be issued upon exercise of each Partner Warrant 2025 and decided that this price would be equal to the closing price of the Sequans Communications share, as represented by American Depositary Shares (ADS), listed on the New York Stock Exchange (NYSE), on the date of the granting of said Partner Warrants 2025, adjusted to reflect the then current ratio of shares per ADS.

In addition, this decision delegated to the Board of Directors the authority to issue such Partner Warrants 2025, on one or more occasions, including the authority to determine the holders and the number of Partner Warrants 2025 to be issued and the exercise conditions. Furthermore, the Board of Directors was delegated the authority to increase share capital, subject to certain restrictions, by a maximum amount equal to the total number of Partner Warrants 2025 issued, to record the successive increases in share capital as a result of the exercise of the Partner Warrants 2025, and to carry out all formalities required as a result thereof.

Pursuant to the aforesaid delegation of power, the Board of Directors has defined, at a meeting held on 30 June 2025, the terms and conditions of the Partner Warrants 2025 (Warrants) Issuance Agreement (the “Issuance Agreement”) governing Partner Warrants 2025.

The parties AGREE AS FOLLOWS:

Title 1. SUBSCRIPTION AND FEATURES OF PARTNER WARRANTS 2025

Article 1. Holders of Partner Warrants 2025

The Holder is a physical person or legal entity having an effective contractual relationship – on the basis of a services contract duly signed - with Sequans Communications at the date an offer of subscription of Partner Warrants 2025 is made pursuant to this Issuance Agreement.

Holders are approved by the Company's Board of Directors.

Article 2. Grant and subscription of Partner Warrants 2025.

The Partner Warrants 2025 offered to the Holders shall be subscribed at the price of 0.00001 Euro per Partner Warrant 2025, price which shall be paid on subscription, either by means of a payment in cash or by way of a set-off with a debt owed by the Company to Holder.

The number of Partner Warrants 2025 granted to each Holder shall be indicated in an Individual Notification Letter sent to him/her by the Chairman or his delegate (including the Company’s on-line equity plan administrator); the subscription of such Partner Warrants 2025 shall be done no later than 7 days from the receipt of the aforesaid letter, by returning to the Company

(i)a copy of this Issuance Agreement,
(ii)a copy of the Individual Letter of Notification, and
(iii)the Partner Warrants subscription form duly signed

being specified that all such copies shall be duly executed by the Holder who acknowledges that the Individual Letter of Notification is part of these Issuance Agreement. Alternatively, the acknowledgement can be accomplished by responding to the electronic acknowledgement request from the Company’s on-line equity plan administrator.

FAILURE TO COMPLY WITH THIS MAJOR FORMALITY WITHIN THE APPLICABLE PERIOD – EXCEPT IN THE EVENT OF FORCE MAJEURE - SHALL RENDER THE PARTNER WARRANTS 2025 ISSUED IMMEDIATELY AND AUTOMATICALLY NULL AND VOID.

Article 3. Features and period of validity of Partner Warrants 2025 – Vesting period -- Conditions of exercise

Partner Warrants 2025 are valid for a period of 10 years as from the time they are granted by the Board of Directors, and provided they are subscribed for by the Holder.

Partner Warrants 2025 may only be exercised within the aforementioned maximum period of 10 years; any Partner Warrants 2025 not exercised by the expiry of such period shall automatically become null and void.

The Beneficiary acquires the right to exercise his/her Partner Warrants 2025 over a period of three (3) years from the effective grant date of the Partner Warrants 2025 (the "Vesting Period") provided that the award conditions established by the Board of Directors in this Plan are observed on each Vesting Date as defined hereafter. The vesting schedule shall be as follows:

- 33% of the Partner Warrants 2025 shall be acquired (vest) on the one-year anniversary of the effective grant date of the Partner Warrants 2025;
- thereafter, an additional 1/8th of the remaining 67% of the Partner Warrants 2025 shall be acquired (vest) on the corresponding day of each three month period thereafter (i.e. quarterly vesting), such that 100% of the Partner Warrants 2025 shall have vested as of the 3rd anniversary of the effective grant date of the Partner Warrants 2025.

Exercising a Partner Warrants 2025 entitles the Holder to purchase one new ordinary share with a par value of EUR 0.01 (hereafter a "Share") in consideration of the payment of the Exercise Price described in Article 5.

This number of shares cannot be modified during the Partner Warrants 2025 period of validity, except in the event of an adjustment in the Exercise Price - as defined under article 11 below - in accordance with the requirements provided by law.

Article 4. Cessation of Holder's contractual relationship with Sequans Communications or one of its subsidiaries - Exceptions

In the event of a termination, anticipated or not, of the Holder's services contract with Sequans Communications or one of its subsidiaries, regardless of the reason, said Holder shall lose any and all rights with regard to Partner Warrants 2025 not yet vested and exercisable on the date of the aforesaid termination.

However, the Holder retains the right to exercise Partner Warrants 2025 that are vested and that have not yet been exercised.

Notwithstanding the above and in the event of :

•death of the Holder, his heirs or beneficiaries shall have a period of 6 months to exercise vested Partner Warrants 2025. After the expiry of this 6-month period hereinabove, said heirs or beneficiaries shall lose all rights with regard to unexercised Partner Warrants 2025,

•termination following an acquisition of Sequans Communications: in the event that a third party acquires a majority interest in Sequans Communications, the Partner Warrants awarded to a Holder whose service contract with Sequans Communications is subsequently terminated within six months of the consummation of such acquisition, other than for cause as defined in the applicable service contract, shall vest immediately upon the effective date of service contract termination as a result of said termination, and shall have the right to exercise all of his/her Partner Warrants within a period of 30 days following the effective date of said termination, notwithstanding the schedule set out above for exercising his/her Partner Warrants.

Article 5. Setting of the Exercise Price for shares covered by the Partner Warrants 2025

The Exercise Price for Shares to be issued pursuant to an exercise of the Partner Warrants 2025 is set at the closing price of the Sequans Communications share, represented by ADS listed on the NYSE, adjusted to reflect the then current ratio of shares per ADS, on the effective grant date of such Partner Warrants 2025.

This price is mentioned in the Individual Notification Letter, price which may not be changed during the Partner Warrants 2025 period of validity, except in the event of adjustments in accordance with statutory and regulatory requirements.

The Exercise Price is set in USD per share; the counter value in Euros shall be determined on the exercise date of the Partner Warrants. The par value of each share is EUR 0.01.

Title 2. RIGHT OF EXERCISE – SUSPENSION – FORMALITIES – SHARES SUBSCRIBED

Article 6. Suspension of the rights to exercise Partner Warrants 2025

If necessary, the Board of Directors may suspend the right to exercise the Partner Warrants 2025. In particular, a suspension may be ordered whenever a transaction concerning Sequans Communications' share capital requires knowing in advance the exact number of shares that make up share capital or in the event that one of the financial transactions requiring an adjustment is carried out.

In such case, Sequans Communications shall inform the Beneficiaries of the Partner Warrants 2025, indicating the date of the suspension and the date on which the right to exercise Partner Warrants 2025 will be re-established. Such suspension may not exceed 3 months.

If the right to exercise a Partner Warrants 2025 expires during a period in which rights are suspended, the period for exercising the Partner Warrants 2025 shall be extended by the length of the suspension period.

Article 7. Conditions of exercise of Partner Warrants 2025

All requests for exercising Partner Warrants 2025, documented by the signature of an exercise certificate specific to this Partner Warrants 2025 Issuance Agreement, shall be sent to Sequans Communications, and shall be accompanied by a cheque made out to the Company's order in an amount corresponding to the number of Shares subscribed multiplied by the Exercise Price, considering that such shares must be fully paid up in cash at the time of exercise, except the case of settlement of the Exercise Price by way of a set-off with a debt.

If the Holder has been registered in the on-line equity management system established by the Company, exercise of Partner Warrants 2025 shall take place in accordance with the process manual provided to the Holder and/or available from the Company’s human resources department.

Failure to fully pay the Exercise Price renders the exercise null and void.

Article 8. Delivery and form of shares

Shares acquired by exercising Partner Warrants 2025 are registered in the books of Sequans Communications as registered shares.

Article 9. Rights and availability of shares

The Shares shall be subject to all provisions of the by-laws and shall enjoy all rights pertaining to ordinary shares as from the date the increase in share capital is completed.

However, since the Shares in the form of ADSs are listed for trading on the New York Stock Exchange and in order to avoid any insider trading risk, Holders shall comply with the Insider Trading Compliance Policy of the Company, available on the Company's intranet and website, and/or from the human resources department.

Title 3. REPRESENTATION OF HOLDERS – PROTECTION –
AMENDMENT OF THE ISSUANCE AGREEMENT

Article 10. Representation of Holders of Partner Warrants

Pursuant to the provisions of Article L. 228-103 of the French Commercial Code, the Holders of Partner Warrants 2025 are grouped into a body with legal personality protecting their joint interests (the "masse"). General meetings of Holders may meet at the registered office or in any other location of the department of the registered office or of bordering departments.

The masse will appoint one or more representatives of the body, if requested by the Board of Directors. The representative(s) of the masse will be governed by applicable legal and regulatory provisions. The representative of the masse will receive no remuneration for his duties.

Article 11. Protection of Holders – Rights of the Company

11.1 Holders will enjoy the protection reserved by law and regulations for holders of securities giving access to the capital. The Company will provide the Holders, or their representative, with the information set out by the law and regulations.

11.2 During the entire period of validity of the Partner Warrants 2025, the Company will have the option of changing its form or object, without obtaining prior authorisation from the Holders of Partner Warrants 2025. In addition, the Company shall be entitled to change the rules for distributing profits, write down its capital, or create preferred shares entailing such modification or writing down, subject to the prior authorisation to be delivered pursuant the terms of Article L. 228-103 of the French Commercial code and provided that the Company accordingly complies with applicable legal and/or regulatory provisions.

11.3 Subject to the powers expressly reserved by law for the general meeting of shareholders and, as the case may be, for the general meeting and for the representative of the body of Holders, the Board of directors will be empowered to take either of the measures relating to the protection and adjustment of the rights of Holders as provided for under paragraphs 1°, 2° or 3° of Article L. 228-99 of the French Commercial Code.

11.4 The Issuance Agreement and the conditions for the grant, subscription or exercise of equity securities determined at the time of the issuance may only be amended by the extraordinary general meeting of shareholders of the Company, with the authorisation of the Holders obtained under the conditions provided for by law, in particular by Article L. 228-103 of the French Commercial Code.

Article 12. Binding effect – Term – Jurisdiction

12.1 The Holders are automatically subject to this Issuance Agreement through the subscription of Partner Warrants 2025.

12.2 This Issuance Agreement becomes effective on the date of effective subscription of the Partner Warrants 2025 and ends on the first of the following dates: (a) the expiry date of the Partner Warrants 2025, (b) the date on which all the Partner Warrants 2025 have been exercised or forfeited. In addition, it will cease to be binding on each Partner Warrant 2025 Holder on the date on which such holder ceases to hold any Partner Warrants 2025.

12.3 This Issuance Agreement is subject to French law. Any dispute relating to this Issuance Agreement or relating to the application of the terms and conditions of the Partner Warrants 2025 will be referred to the relevant court of the district of the Cour d’appel (Court of Appeal) of the registered office of the Company.

SEQUANS COMMUNICATIONS ______________________________

____________________________ ______________________________

(the "Holder"")

(The Holder shall initialize each page, sign the last page and write down: "read and approved")